Exhibit 99.1

Vipshop Announces Resignation of Senior Vice President

Guangzhou, China, March 30, 2015 — Vipshop Holdings Limited (NYSE: VIPS), China’s leading online discount retailer for brands (“Vipshop” or the “Company”), today announced that Mr. Alex Jing Jiang has tendered his resignation as senior vice president of business intelligence and customer relationship management of the Company, effective March 31, 2015, due to his desire to pursue his personal interests and further education. Mr. Jiang will continue to serve the Company as a senior corporate advisor.

Mr. Eric Ya Shen, chairman and chief executive officer of Vipshop, stated, “On behalf of the Company, we would like to thank Alex for his significant contribution to the Company’s growth and development since he joined us in February 2011, which further improved our customer retention and new customer acquisition strategies. We wish him the utmost success in his future endeavors, and look forward to his continuing contribution as a senior corporate advisor.”

About Vipshop Holdings Limited

Vipshop Holdings Limited is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit http://www.vip.com.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

ICR, Inc.

Chenjiazi Zhong

Tel: +1 (646) 405-4866

Email: IR@vipshop.com